OUR MICROLENDING, LLC AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015 and 2014

TABLE OF CONTENTS

Alberni Caballero & Fierman, LLP
4649 Ponce de Leon Blvd
Suite 404
Coral Gables, FL 33146
T: 305.662.7272 **F:** 305.662.4266
ACF-CPA.COM

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INDEPENDENT AUDITORS' REPORT

To Management and Members of
OUR Microlending, LLC and Subsidiary
Miami, Florida

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of OUR Microlending, LLC and Subsidiary, which comprise the consolidated balance sheets as of December 31, 2015 and 2014, and the related consolidated statements of operations, members' capital, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements In order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of OUR Microlending, LLC and Subsidiary as of December 31, 2015 and 2014, and the changes in members' capital and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Alberni Caballero & Fierman, LLP

Alberni Caballero & Fierman, LLP
Coral Gables, Florida
April 11, 2016

OUR MICROLENDING LLC AND SUBSIDIARY
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2015 and 2014

	2015	2014
ASSETS		
Cash and Cash Equivalents	$ 1,030,284	$ 34,583
Certificates of Deposit	3,825,000	-
Loan Receivables, Net	2,509,596	1,804,913
Account Receivables - Other	886,440	-
Other Assets	227,871	173,090
Property and Equipment, Net	61,967	70,579
Deposits	10,389	10,334
TOTAL ASSETS	**$ 8,551,546**	**$ 2,093,499**
LIABILITIES AND MEMBERS' CAPITAL		
LIABILITIES		
Accounts payable	$ 17,123	$ 10,082
Guaranteed Deposits	420,068	334,872
LOANS		
Loans Payable - Related Parties	57,295	67,501
Credit Line	965,420	-
MFLP Program	4,776,750	-
Investment Certificates - Regulation A.	1,344,179	1,101,578
ACCRUED INTEREST		
Accrued Interest - Loans Payable	643	1,064
Accrued Interest - Loans Payable MFLP	16,988	-
Accrued Interest - Investment Certificates	15,654	7,335
Deferred Income - FY 2015 CDFI Fund Award	162,733	-
Total Liabilities	$ 7,776,854	$ 1,522,432
MEMBERS' CAPITAL		
MEMBERS' CAPITAL	$ 774,692	$ 571,067
TOTAL LIABILITIES AND MEMBERS' CAPITAL	**$ 8,551,546**	**$ 2,093,499**

OUR MICROLENDING LLC AND SUBSIDIARY
CONSOLIDATED STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2015 and 2014

	2015	**2014**
REVENUE		
Commission Income	$ 227,513	$ 152,887
Interest Income	312,452	281,872
Income - FY2013 CDFI Award	-	600,000
Income - FY2015 CDFI Award	522,950	-
Income - FY2015 CDBG	200,000	-
Other Income	26,152	7,339
Total Income	$ 1,289,067	$ 1,042,098
OPERATING EXPENSES		
Amortization	$ 63,079	$ 30,000
Advertising	18,401	16,937
Bad Debt Expenses	132,863	149,988
Depreciation	14,001	4,876
Interest	119,492	108,698
Legal and Professional Fees	91,100	35,169
Rent	44,271	43,200
Salaries and Related Expenses	550,829	505,657
Other Operating Expenses	51,406	54,672
Total Operating Expenses	$ 1,085,442	$ 949,197
NET INCOME	**$ 203,625**	**$ 92,901**

OUR MICROLENDING LLC AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2015

	Membership Interest	Accumulated Deficit	Total Members' Capital
Balance - January 1, 2014	$ 3,900,000	$ (3,671,834)	$ 228,166
Member Contributions	250,000	-	250,000
Net Income	-	92,901	92,901
Balance - December 31, 2014	$ 4,150,000	$ (3,578,933)	$ 571,067
Member Contributions	-	-	-
Net Income	-	203,625	203,625
Balance - December 31, 2015	$ 4,150,000	$ (3,375,308)	$ 774,692

OUR MICROLENDING LLC AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015 and 2014

	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ 203,625	$ 92,901
Adjustment to reconcile Net Income		
to net cash (used in) provided by operations:		
Depreciation	14,001	4,876
Amortization	63,079	30,000
Changes in Operating assets and liabilities:		
Loan Receivables	(811,468)	510,226
Allowance for Loan Losses	106,786	(65,153)
Other current Assets	(880,240)	(8,000)
Other Assets	(125,914)	(97,063)
Accounts Payable	1,635	(24,090)
Net cash and cash equivalents (used by) provided by operating activities	**(1,428,496)**	**443,697**
CASH FLOWS FROM INVESTING ACTIVITIES		
Property and Equipment	(3,590)	-
Net cash and cash equivalents used in investing activities	**(3,590)**	**-**
CASH FLOWS FROM FINANCING ACTIVITIES		
Guaranteed Deposits	85,196	154,219
Loans Payable	(10,206)	(180,084)
Credit Line	965,420	-
Loan Payable - MFLP Program	4,776,750	-
Investment Certificates – Reg. A	242,601	(641,617)
Accrued Interest - Loans Payable	16,567	(3,399)
Accrued Interest – Investment Certificates	8,319	(4,493)
Deferred Income	168,140	-
Contributions from members (Note 11)	-	250,000
Net cash and cash equivalents provided by (used in) financing activities	**6,252,787**	**(425,374)**
NET INCREASE IN CASH AND CASH EQUIVALENTS FOR PERIOD	**4,820,701**	**18,323**
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	**34,583**	**16,260**
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**$ 4,855,284**	**$ 34,583**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid for Interest Loan Payable	$ 15,788	$ 11,235
Cash paid for Interest Regulation A	$ 91,799	$ 89,063
Cash received from Interest	$ 251,141	$ 192,278
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCIAL ACTIVITIES:		
Loans payable converted to members' capital (Note 11)	$ -	$ 187,500
Reclassification of accrued Interest	$ -	$ 11,900

OUR MICROLENDING LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – NATURE OF BUSINESS

OUR Microlending LLC, (the "Company") is a CDFI certified by the US Department of the Treasury, was organized on October 9, 2007 in the State of Florida. The Company intends to promote and help small business and minorities unattended by conventional banking by offering small business loans tailor-made to each client (microfinance) in South Florida. Microfinance Investment Company, LLC (a wholly owned "Subsidiary") was organized on July 11, 2008 in the State of Florida and is engaged in obtaining financing for OUR Microlending, LLC.

Our Microlending, LLC is a limited liability company in which ownership is documented in the form of membership not shares. The distribution of earnings to an LLC's members is governed through operating agreements and may not be in direct relation to a member's percentage of ownership. It is for this reason that no earnings per share (EPS) or similar calculations are included in the Consolidated Statement of Change in Members' Capital.

In the opinion of the Company's management, all adjustments (including normal recurring adjustments) considered necessary to present fairly the consolidated financial statements have been made.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of OUR Microlending, LLC and Subsidiary ("the Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the consolidated financial statements.

The Company has chosen to aggregate certain smaller balances (less than $10,000) not deemed material throughout the financial statements for which detailed information is not provided unless specifically required under accounting principles generally accepted in the United States of America.

All specific accounting detail is available to the Company's members upon request.

Method of Accounting

Accounting policies of the Company are on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Principles of Consolidation

The consolidated financial statements include the accounts of OUR Microlending, LLC and Subsidiary. All significant intercompany transactions have been eliminated.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with original maturities of three months or less to be cash equivalents, except for those amounts held for long-term investment purposes, which are included in investments.

Loans Receivable

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, and an allowance for loan losses.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loans Receivable (Continued)

The Company charges late fees between 5% and 10% for any loan that is not paid within 5 days after the due date. All payments received from the borrowers are first applied against any collection expense incurred by the Company, any late fee assessed to the borrower, outstanding interest and finally against the outstanding principal as documented in the borrowers' promissory note.

Interest income on loans is recognized based on the principal amount outstanding and the related rate of interest. The accrual of interest on loans is discontinued when, contractually, a loan becomes 90 days past due, unless the loan is well secured and in the process of collection. When a loan is placed on nonaccrual status (i.e., after 90 days of delinquency), all interest previously accrued but not collected is reversed against current period interest income. When the loan is taken off nonaccrual status or when the loan becomes current, the accrual of interest income is resumed.

Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. A loan is moved to non-accrual status in accordance with the Company's policy, typically after 90 days of non-payment. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Loans that are past due for more than 30 days are charged the highest interest rate permissible by law.

A loan is considered impaired when based on current events and information, it is probable that the Company will be unable to collect the scheduled principal or interest when due in accordance with the contractual terms of the loan agreement. Application of this policy by the Company entails the individual identification of loans that are considered impaired. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due.

Loans that experience insignificant payment delays and/or payment shortfalls generally are not classified as impaired. Impaired loans that do not meet the criteria described above are considered nonaccrual and are accounted for as such.

Allowances for Loan Losses and Accrued Interest Receivable

The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the un-collectability of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off.

The allowance for loan losses consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful.

The company maintains an unallocated component of the allowance for loan losses to cover uncertainties that could affect management's estimate of probable losses, such as: the margin of error/imprecision inherent in the underlying assumptions used in the methodologies for estimating allocated and general components of the allowance for loan losses.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowances for Loan Losses and Accrued Interest Receivable (Continued)

Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

The Company reviews the specific allowance for loan losses component of each impaired loan on a quarterly basis and more frequently if additional information is obtained that would indicate any further weakening of the Company's ability to collect on the debt. The Collection Committee is made up of the management team, it meets twice a month and captures the relevant data about the debt and the debtor. If the Collection Committee notes any weakening of the Company's ability to collect on the debt, it reports the information to the Portfolio Committee which is also made up of members of the management team including the President and CEO, in order to evaluate the appropriateness of the specific component of the allowance for loan losses. A relevant data for loss is captured every two weeks, as the Collection Committee meets. Also, the Portfolio Committee meets once a month and quarterly, this meeting is used to capture relevant loss data for its historical loss experience.

Loans, for which the terms have been modified, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings and classified as impaired. Troubled debt restructurings are measured at the present value of estimated future cash flows using the loan's effective interest rate at inception.

Impairment is measured on a loan-by-loan basis by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

At the same time and following the same methodology the Company also evaluates the collectability of the accrued interest receivable in order to estimate probable losses on the accrued interest receivable.

At each balance sheet date the total increase on these allowances is charged to bad debt expense in the consolidated statements of operations and of cash flows.

Property and Equipment

Property and equipment are recorded at cost. Major renewals and betterments are capitalized while maintenance, repairs and minor renewals are expensed as incurred. The Company depreciates all property and equipment by use of the straight-line method over the estimated useful lives of the assets ranging from three to seven years.

Guaranteed Deposits

As a condition of credit each customer is required to provide to the Company a cash deposit. These deposits are held by the Company for the purpose of guarantying payment shortfalls throughout the life of the loan, be it late fees, interest, principal, or any other charges against the borrower. They typically range between 5% and 10% of the original note.

Guaranteed deposits when collected are retained directly from the loan proceeds of the respective credit. These deposits are noninterest earning and are used to offset any pending fees at the maturity of the credit. The deposit is refunded to the customer upon receipt of the final loan payment.

These deposits are recorded on the balance sheet as liabilities under the caption "Guaranteed Deposits."

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loans Payable

The Company has borrowed funds from its members and persons and/or entities related with the members for the purpose of financing growth. These loans are carried at interest rates ranging from 6% to 8% and terms ranging from 3 to 36 months. Historically the majority of these loans have been renewed at maturity under the same or new terms agreed to between the Company and the lender.

Revenue Recognition

Commission Income- the Company collects loan fees that range up to 6% from borrowers to recover costs incurred in the process of developing each credit. These fees are recorded as commission income and are typically exceeded by their costs which are also recorded as incurred. Commission fees are only collected if credit is granted. The Company incurs and records the processing expenses regardless of whether the loan is funded or not. Management has determined that the effect of recognizing loan fees as revenue is not materially different from the result that would have been obtained had the loan fees net of costs been amortized. Accordingly all commission income is recorded at the settlement date of each loan and does not differ materially from FASB Codification ASC 310-20.

Interest income- is recognized on the interest method and is based on the principal balance. Interest income is recognized as accrued at the borrowers' stated rate. Interest income also includes interest accrued on loans past due greater than 30 days at the highest rate permissible by law. Interest income is accrued on the unpaid principal balance.

Other Income- comes occasionally from operations not directly related with microcredits such as treasury; factoring or merchant cash advance loans.

Advertising Costs

The Company expenses advertising costs as incurred.

Income Taxes

The financial statements include only those assets, liabilities and results of operations which relates to the business of OUR Microlending, LLC. The financial statements do not include any assets, liabilities, revenues or expenses attributable to the member's individual activities.

The Company will file its income tax return on a cash basis as a partnership for federal and state income tax purposes. As such, the Company will not pay income taxes, as any income or loss will be included in the tax returns of the individual members. Accordingly, no provisions are made for income taxes in the financial statements.

The members' conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the members tax returns for three years from the date of filing and the current and prior three years remain subject to examination as of December 31, 2015

Fair Value of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value of Financial Instruments (Continued)

Because all financial instruments held by the Company have original maturities of less than 12 months, it is the Company's position that their current book value is the best measure of their current fair value, except for some loans payable whose maturities are less than 36 months.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on Management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

NOTE 3 – CERTIFICATES OF DEPOSIT

The Company has 4 Certificates of Deposit totaling $3,825,000. One Certificate for $1,000,000 that will mature on January 16, 2017 and interest rate of 0.550%; two Certificates for $500,000 that will mature on July 16, 2016 and January 16, 2017 and interest rate of 0.350% and 0.550% respectively; and one Certificate for $1,825,000 maturing on July 03, 2016 and interest rate of 0.990%. This money is part of the $4,825,000 agreement between the Company and the State of Florida, where $4,776,750 are due to the State (see Note 10).

NOTE 4 – LOAN RECEIVABLES

Loans Receivables as of December 31, 2015 and 2014 consist of the following:

	2015	2014
Loans	$ 2,327,339	$ 1,528,543
Interest	$ 451,478	$ 425,205
Charges	$ 38,111	$ 51,711
	$ 2,816,927	$ 2,005,459
Allowance for loan losses	$ (307,331)	$ (200,546)
Loan receivables, Net	**$ 2,509,596**	**$ 1,804,913**

The microfinance methodology works with short-term loans within an average of 12 months, with loans fluctuating from 6 to 18 months. Therefore loans receivable are classified as current assets in the accompanying balance sheets.

Loan receivables Net reflect $144,000 between the Company and a related party (see Note 11).

NOTE 5 – ALLOWANCE OF LOAN LOSSES

The Company has implemented and adheres to a loss allowance methodology designed to provide for the detection of problem loans and an adequate allowance to cover loan losses and impairment of loans as stated in Note 2. At December 31, 2015 loans were individually evaluated and based upon current information or events it believes it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement, the Company has an allowance of $307,331 for year-end 2015, and in management opinion is enough to cover possible losses.

The following is an analysis of the allowance for loan losses for the year ended December 31, 2015 and 2014:

	2015 Short- term loans	2014 Short- term loans
Beginning balance	$ 200,546	$ 265,699
Provision for loan losses	132,765	149,988
Loans written -off	(25,980)	(215,141)
Recoveries	-	-
Ending Balance	$ 307,331	$ 200,546

The following is an aged analysis of loans balances as of December 31, 2015 and 2014:

Past due	2015 Short- term loans	2014 Short- term loans
0 - 30 days	1,430,588	$ 795,125.00
31 - 60 days	99,927	103,944
61 - 90 days	26,577	45,347
91 - 180 days	93,717	27,145
Over 180 days	676,530	556,682
Total	$ 2,327,339	$ 1,528,243

NOTE 6 – ACCOUNTS RECEIVABLE – OTHER

The Company recorded as Accounts Receivable those amounts due from the CDFI Fund regarding, the FY2015 CDFI Fund Award ($650,000), and the CDBG Block Miami-Dade County ($200,000) grant. As of December 31, 2015 and 2014, the amount due is $850,000.

NOTE 7 – OTHER ASSETS

Included in other assets of $227,871 are capitalized costs with finite lives, which are amortized on a straight-lines basis over their estimated useful lives. Expenses related to the preparation of the Offering Circular filled under "Regulation A" with the U.S. Securities and Exchange Commission as well expenses related to external consultants and auditors, CPA, and costs incurred in the Website Application and infrastructure Development Stage, specifically costs incurred to purchase software tools, are amortized over 2 years. Other assets are reviewed annually for impairment or when events or circumstances indicate their carrying amount may not be recoverable. No impairment was recorded at December 31, 2015. Capitalized costs are as follow:

Capitalized Expenses related to Regulation A	Beginning	Additions	Deletions	Ending
Loan Portfolio Software	$ 213,495	37,294	$ -	$ 250,789
Website	21,124	11,851	-	32,975
Promotion and Publicity	23,603	1,155	-	24,758
Trade Mark	1,046	17,822	-	18,867
Bonus -finish Dec17	-	4,583	-	4,583
Sub-Total	-	39,875	-	39,875
Accumulated Amortization	259,268	112,580	-	371,848
Net	(94,178)	(63,079)	-	(157,257)
	$ 165,090	**$ 49,501**	**$ -**	**$ 214,591**

NOTE 8 – PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2015 and 2014 consists of the following:

	2015	2014
Computer Equipment	$ 40,280	$ 34,890
Software	60,000	60,000
Removed - Donation Computer Eqpt.	(1,800)	-
Total property and equipment	98,480	94,890
Less: Accumulated depreciation	(36,512)	(24,311)
Property and equipment, net	**$ 61,967**	**$ 70,579**

Depreciation expense for the year ended December 31, 2015 and 2014 was $14,001 and $4,876, respectively. During the 2015 the Company donated equipment with a cost of $1,800

NOTE 9 - GUARANTEED DEPOSITS

Activity in guaranteed deposits for the year ended December 31, 2015 and 2014 was as follows:

	2015	2014
Beginning balance	$ 334,872	$ 180,926
New Deposits	195,415	201,060
Deposits return to customer	(59,233)	(29,735)
Deposits applied to satisfy deficiency	(50,985)	(17,379)
Ending Balance	**$ 420,068**	**$ 334,872**

NOTE 10 – LOANS PAYABLE

Line of Credit

In 2015 the Company signed an agreement for a Credit Line of $1,000,000 non-collateralized. As of December 31, 2015 the outstanding balance was $965,420 and the available balance was $34,580. The Credit Line is for 24 months, its matures on January 12, 2017 and the interest rate is 2.050%

Florida Microfinance Act

The Company manages funds from the State of Florida under the Microfinance Act. In 2015 the Company recorded the funds received as a loan payable totaling $4,776,750. As of December 31, 2015, $3,825,000 of these funds is hold in Certificates of Deposit (see Note 3).

NOTE 11 – RELATED PARTY TRANSACTIONS

Member Contributions

There was an increase members' capital in 2014 of $250,000 as a result of an action taken at the December 16, 2013 shareholder meeting. Members converted $163,700 of loans payable, $11,900 of accrued interest and $74,400 was received in cash.

Loan Receivables

On May 29, 2015 the Company made a Loan for $144,000 that will mature on May 29, 2016. The Company charged commission fee and interest rate based on market conditions.

Loans Payable

As of December 31, 2015 and 2014 the Company has 3 individual loans totaling $57,295 and $67,501 respectively due to members of the Company, their relatives or related entities. The loans have outstanding balances ranging from $6,000 to $35,966 at terms ranging from 3 to 36 months. These loans call for interest rates between 6% and 8%, depending on the length of term. The borrowings are unsecured and have no restrictive covenants. At December 31, 2015 and 2014 the largest individual loan to a particular member and related entities amounted to approximately $30,795 and $35,966 respectively. Loans payable at December 31, 2015 and 2014 are recorded based on the original terms or terms based upon renewal agreements agreed to between the Company and the lender.

During 2015 and 2014, the Company received $0. In 2014 the Company converted to member's capital $163,700 of loans payable and $11,900 of accrued interest. In 2015 the Company paid down $10,206.

NOTE 12 – INVESTMENT CERTIFICATES – REGULATION A

The Company has sold 106 Certificates totaling $2,634,966 due to clients, foreign investors and financial institutions and paid down forty-three (43) Certificates that matured totaling $1,290,787. The Certificates have outstanding balances ranging from $1,000 to $500,000 at terms ranging from 180 to 540 days. These Certificates call for interest rates between 5.83% and 9.60%, depending on the length of term. The borrowings are unsecured and have no restrictive covenants.

As of December 31, 2015 and 2014 the Company has 65 Certificates totaling $1,344,179 and 63 Certificates totaling $1,101,578 respectively.

NOTE 13 – COMMISSION INCOME

Commission income is composed of loan origination fees and late fees, collected on past due loans. For the year ended December 31, 2015 and 2014, commission fees of $227,513 and $152,887 respectively reported in the statement of operations represents origination fees totaling $176,231 and late fees totaling $51,282 for year-end 2015 and origination fees totaling $116,400 and late fees totaling $36,487 for year-end 2014.

The origination fees are exceeded by the direct cost incurred in the process of developing each credit. These costs are recorded as part of the total operating expenses of the Company.

NOTE 14 – INTEREST INCOME

Interest income includes interest earned on the borrowers' stated rate as well as the interest collected on past due loans that has been accelerated to the highest rate permissible by law. For the year ended December 31, 2015, interest income earned on performing loans was $294,459 while the interest accrued at the higher penalized interest rates amounted to $17,992. For the year ended December 31, 2014, interest income earned on performing loans was $254,674 while the interest accrued at the higher penalized interest rates amounted to $27,198. The total amount of interest income on performing loans as of December 31, 2015 and 2014 was $312,452 and $281,872 respectively.

NOTE 15 – OTHER INCOME

Other income is earned from operations not directly related with microcredits such as treasury; factoring or merchant cash advance loans and totaled $26,152 and 7,339 for the year ended December 31, 2015 and 2014 respectively.

The Company was notified by the Community Development Financial Institutions Fund (CDFI Fund) in 2013, that they would receive in 2014 a $600,000 Award to provide microloans in accordance with the terms of the agreement with the CDFI Fund; also the Company was notified by the Community Development Financial Institutions Fund (CDFI Fund) in 2015, that they would receive a $650,000 Award to provide microloans in accordance with the terms of the agreement with the CDFI Fund. As of December 31, 2015 the Company still has $127,050 available to fund microloans and is included in deferred income. As of the date of this report the Company already used the funds outstanding.

In 2015 the Company also was notified by the CDBG Block of Miami Dade County that will received $200,000 to deploy in loans and generated at least 6 full time employments. As of December 31, 2015 the company succeeds with the goal and the reports were sent to the County.

NOTE 16 – COMMITMENTS AND CONTINGENCIES

Leases

The Company leases its office facility and certain office equipment under non-cancelable operating leases expiring in October 2020. Rent expense under the leases was $44,271 and 44,200 for the period ended December 31, 2015 and 2014 respectively.

The future minimum obligations under these leases are as follows:

Period ending December 31,	
2016	$ 45,750
2017	45,750
2018	45,750
2019	45,750
2020	38,125
	$ 221,125

NOTE 17 – OPERATIONAL CONSIDERATIONS

As indicated in the accompanying consolidated financial statements, the Company's' net income is $203,625 and $92,901 for the year ended December 31, 2015 and 2014 respectively. The net income for 2015 and 2014 are due to the Award received from the CDFI Fund and the CDBG Block of the Miami-Dade County, which provided the Company with liquidity to invest in new loans and increase the Loan Portfolio.

The Company applied for the FY2015 "Small and/or Emerging CDFI Assistance – SECA" Award of $700,000 sponsored by the CDFI Fund. On September 10, 2015 the Company received a written notice that the Company had been awarded $650,000 from the CDFI Fund.

In July 15, 2015 the Company received a written letter form the CDBG Block of the Miami-Dade County that had been awarded $200,000 to provide loans.

On December 2014, the Company signed an agreement with the State of Florida to become one of the Loan Administrators of the Florida Microfinance Act. The Company has under management $3,000,000. Funds were disbursed by the State of Florida on January 2015. As of the date of this report the Company had disbursed under this agreement more than $261,000 to micro entrepreneurs. In June 2015, the company signed an extension for $1,825,000 to increase the funds under management to a total of $4,825,000.

The different strategies and initiatives that the Company instituted provided the opportunity for the Company to improve its operational results and liquidity.

NOTE 18 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through April 11, 2016, the date which the consolidated financial statements were available to be issued.